Ack
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03014597

SEC[illegible] COMMISSION
[illegible] 20549

RECEIVED
FEB 28 2003
207
SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52207

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

WRENN ASSOCIATES / DBA

NAME OF BROKER-DEALER: Evergreen Associates

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9611 North US Highway 1, Unit 341
(No. and Street)

Sebastian, (City) Florida (State) 32958 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol H. Whitehouse, Financial Operations (772) 567-1991
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lexow Brackins Koffler, CPA's
(Name – *if individual, state last, first, middle name*)

2031 Indian River Blvd., (Address) Vero Beach (City) Florida (State) 32960 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/13

OATH OR AFFIRMATION

I, Carol H. Whitehouse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Evergreen Associates, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carol H. Whitehouse
Signature

Financial Operations
Title

Jean P. Hanawalt
Notary Public

Jean P. Hanawalt
MY COMMISSION # DD162896 EXPIRES
January 7, 2007
BONDED THRU TROY FAIN INSURANCE, INC.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WRENN ASSOCIATES, INC.
D/B/A
EVERGREEN ASSOCIATES
Vero Beach, Florida

INDEPENDENT AUDITORS' REPORT,

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2002

LEXOW BRACKINS KOFFLER
(A PARTNERSHIP OF PROFESSIONAL ASSOCIATIONS)
CERTIFIED PUBLIC ACCOUNTANTS
2031 INDIAN RIVER BOULEVARD
VERO BEACH, FLORIDA 32960
PHONE: (561) 562-6526
FAX: (561) 778-8676
E-MAIL: AJBRACKINSCPA@AOL.COM

PARTNERS
A.J. BRACKINS, C.P.A.
DENNIS J. KOFFLER, C.P.A.
CLAUSSON P. LEXOW, C.P.A.

MEMBERS
PRIVATE COMPANIES
PRACTICE SECTION—
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

February 25, 2003

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Wrenn Associates, Inc. d/b/a
Evergreen Associates
Vero Beach, Florida

We have audited the accompanying statement of financial condition of Wrenn Associates, Inc. d/b/a Evergreen Associates as of December 31, 2002, and the related statements of loss, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wrenn Associates, Inc., d/b/a Evergreen Associates as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lexow Brackins Koffler

CERTIFIED PUBLIC ACCOUNTANTS

WRENN ASSOCIATES, INC.
D/B/A/
EVERGREEN ASSOCIATES

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash in bank	$	7,068
Office equipment less accumulated depreciation of $88		1,118
	$	8,186

LIABILITIES

Liabilities:		
Accounts payable - trade	$	0
Total liabilities		0

STOCKHOLDER'S EQUITY

Capital stock		62,600
Accumulated deficit		(54,414)
Total stockholder's equity		8,186
	$	8,186

Read the Accompanying Auditors Report and Notes to Financial Statements

WRENN ASSOCIATES, INC.
D/B/A
EVERGREEN ASSOCIATES

STATEMENT OF LOSS

Year Ended December 31, 2002

Revenue	$ 0
Operating expenses	30,924
Net loss	$ 30,924

Read the Accompanying Auditors Report and Notes to Financial Statements

WRENN ASSOCIATES, INC.
D/B/A
EVERGREEN ASSOCIATES

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2002

	Capital Stock	Accumulated Deficit	Total
Balance, December 31, 2001	$ 60,500	$ (23,490)	$ 37,010
Capital contributed, year ended December 31, 2002	2,100	0	2,100
Net loss, year ended December 31, 2002	0	(30,924)	(30,924)
Balance, December 31, 2002	$ 62,600	$ (54,414)	$ 8,186

Read the Accompanying Auditors Report and Notes to Financial Statements

WRENN ASSOCIATES, INC
D/B/A
EVERGREEN ASSOCIATES

STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year Ended December 31, 2002

Balance, December 31, 2001	$ 0
Balance, December 31, 2002	$ 0

Read the Accompanying Auditors Report and Notes to Financial Statements

WRENN ASSOCIATES, INC.
D/B/A
EVERGREEN ASSOCIATES

STATEMENT OF CASH FLOWS

Year Ended December 31, 2002

Cash Flows From Operating Activities:	
Net loss	$ (30,924)
Adjustments to net loss to determine cash flows used in operating activities:	
Depreciation	671
Decrease in accounts payable	(794)
Cash flows (used) in operating activities	(31,047)
Cash flows from financing activities:	
Capital Contributed	2,100
Decrease in cash	(28,947)
Cash in bank, December 31, 2001	36,015
Cash in bank, December 31, 2002	$ 7,068

Read the Accompanying Auditors Report and Notes to Financial Statements

WRENN ASSOCIATES, INC.
D/B/A
EVERGREEN ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2002

Note 1 - Summary of Significant Accounting Policies:

General:

The Company was incorporated on October 4, 1999. The Company was registered as a broker or dealer with the Securities and Exchange Commission on December 10, 1999, subject to approval for membership in a self-regulatory organization (a national securities exchange registered under Section 6, or a securities association registered under Section 15A of the Securities exchange Act of 1934.) Evergreen Associates was approved for membership in NASD on April 19, 2000, and was authorized to commence business operations. The Company entered into a fully disclosed clearing agreement with Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation on July 26, 2000. The Company has not commenced active operations as of December 31, 2002.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. This could affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. These estimates involve judgements with respect to various items including future economic factors that are difficult to predict and are beyond the control of the Company. Therefore actual results could differ from these estimates.

Income Taxes:

Income tax expense is based on pretax financial accounting income and includes deferred taxes, when applicable, for the effects of timing differences between financial accounting income and taxable income.

Exemption from Rule 15c3-3:

The Company claims exemption from the Reserve Requirements of Rule 15c3-3 of the Securities Exchange Act of 1934, under Section (k)(2) of that rule.

Note 2 - Stockholder's Equity:

The following is a reconciliation of stockholder's equity as reported in the December 31, 2002, unaudited FOCUS report and in the accompanying financial statements.

As reported in FOCUS Report	$ 8,186
As reported in accompanying financial statements	$ 8,186

WRENN ASSOCIATES, INC.
D/B/A
EVERGREEN ASSOCIATES

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Year Ended December 31, 2002

Note 3 - Net Capital Requirements:

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange act of 1934, the Company is required to maintain net capital, as defined, under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The rule provides for restrictions on operations if the ratio of aggregate indebtedness, as defined, to net capital exceeds 10 to 1. At December 31, 2002, the Company had net capital and net capital requirements of $7,068 and $5,000 respectively.

Note 4 - Income Taxes:

The Company has a net operating loss available for carryover to future years to be applied against future taxable income in the amount of $54,414.

WRENN ASSOCIATES, INC.
D/B/A
EVERGREEN ASSOCIATES

SCHEDULE 1–COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2002

Net Capital:	
Total stockholder's equity	$ 8,186
Unallowable assets	(1,118)
Net Capital	7,068
Minimum capital required - The greater of $5,000 or 6 2/3% of aggregate indebtedness	$ 5,000
Net Capital in Excess of Minimum Requirement	$ 2,068
Aggregate indebtedness	$ 0
Ratio of aggregate indebtedness to Net Capital	N/A
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2001)	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$ 7,068
Net capital per computation, December 31, 2002	$ 7,068